Exhibit 99.1

press release



Sierra Health Services, Inc.®

2724 North Tenaya Way
Las Vegas, Nevada 89128
(702) 242-7000

FOR IMMEDIATE RELEASE

CONTACTS: Peter O'Neill   Paul Palmer
              VP, Public & Investor Relations   SVP, Chief Financial Officer
              (702) 242-7156   (702) 242-7112

SIERRA REPORTS 2004 3RD QUARTER EARNINGS OF $0.90 PER DILUTED SHARE

Guidance Provided for 2005 and Raised for 2004; Bank Line of Credit Amended

LAS VEGAS, October 20, 2004 – Sierra Health Services, Inc. (NYSE:SIE) reported today that net income for the quarter ended September 30, 2004 was $30.7 million or $0.90 per diluted share. This compares to net income from continuing operations of $22.2 million or $0.72 per diluted share reported for the same period in 2003, an increase in earnings per diluted share of 25%. If adjusted for the impact of the Company's 2¼% senior convertible debentures, 2003 third quarter earnings per diluted share would have been $0.61, resulting in a 48% increase quarter over quarter.

Based on Sierra's current share price and under the terms of its 2¼% senior convertible debentures, due 2023, debenture-holders can exercise their right to convert their debentures during the fourth quarter of 2004. Analysts who follow the Company on average had expected Sierra to post third quarter 2004 earnings per diluted share of $0.80, and annual earnings per diluted share of $3.37. The Company had previously announced it expected to earn between $3.35 and $3.45 per diluted share for the year 2004. Sierra now expects to earn between $3.45 and $3.50 per diluted share in 2004, including expected earnings of approximately $0.84 per diluted share from the Company's military health services subsidiary, Sierra Military Health Services, L.L.C. (SMHS). In 2005, the Company expects to earn between $3.15 and $3.25 per diluted share. The reduction in the 2005 earnings per diluted share amounts reflects the termination of the TRICARE military health care contract with SMHS.

Revenues for the quarter were $393.3 million compared to revenues from continuing operations of $389.2 for the same period in 2003. Medical premium revenues for the quarter were $288.5 million, compared to $242.9 million for the same period in 2003, an increase of 19%. Military contract revenues for the quarter were $86.0 million, compared to $132.8 million for the third quarter of 2003. Revenues for the current quarter reflect only two months contribution under the health care contract from SMHS, which ended its full healthcare delivery operations on August 31, 2004. For the next two quarters, these operations will phase out, with revenues of approximately $10 million per quarter.

---more---

In the third quarter, Sierra's medical care ratio improved 50 basis points to 75.4% from 75.9% for the third quarter of 2003. Sequentially, the medical care ratio improved 20 basis points from 75.6%. Sierra's medical claims payable balance increased to $115.6 million at September 30, 2004 from $113.1 million at June 30, 2004. Days in claims payable, which is the medical claims payable balance divided by the average medical expenses per day for the period, were 47 days, flat sequentially.

In the third quarter, as a percentage of medical premium revenue, general and administrative expenses were 15.4%, a 70 basis point sequential improvement from 16.1% and a 150 basis point increase from 13.9% for the third quarter of 2003. In the past, Sierra has reported these expenses as a percentage of total revenue. The increase is due to the Company's reporting of expenses for workers' compensation administrative costs under the general and administrative expense line of the statement of operations. These costs are offset by revenues associated with these services, which are reflected under the investment and other revenues line item of the statement of operations. In April 2004, Sierra reported that it had closed the sale of its workers' compensation insurance operations. A third-party claims administrator was engaged to administer workers' compensation claims for a period of fifteen years. As part of this agreement, Sierra receives revenue for maintaining responsibility for the administrator's costs and for performing certain workers' compensation transition and managed care services.

Operating cash flow from continuing operations was $16.1 million for the quarter, compared to $49.8 million for the same period in 2003. Operating cash flow from continuing operations, adjusted for the timing of payments from the Centers for Medicare and Medicaid Services (CMS), was $129.7 million for the nine months ended September 30, 2004, compared to $97.9 million for the first nine months of 2003. The Company received eight monthly payments from CMS in the first nine months of 2004 and 2003 as the January CMS payments were received at the end of December. The Company believes that reflecting nine monthly CMS payments provides a more useful measure of cash provided by operations.

Sierra's total external debt from continuing operations was $125.4 million, compared to $116.7 million at September 30, 2003, and includes $115.0 million for the convertible debentures issued in March 2003 and $10.0 million drawn on the revolving credit facility. During the quarter, Sierra repurchased 705,000 shares of its common stock for $29.5 million. Since the January 2003 inception of the Board-authorized share repurchase program, and through September 30, 2004, the Company has repurchased 8.2 million shares of its common stock for $211.7 million.

The Company is also announcing that it has amended its revolving credit facility. Effective October 19, 2004, the availability has increased to $100.0 million from $65.0 million, and the maturity extended to December 2009 from April 2006. Borrowing rates have been decreased under the amended facility and limits on share repurchases have been eliminated, provided that a certain leverage ratio is met. The amended line of credit increases Sierra's flexibility in its share repurchase program.

---more---

In the third quarter of 2004, sequential membership in the Company's core Las Vegas market grew by 3.1% or 6,600 lives. For the nine months ended September 30, 2004, Las Vegas commercial membership grew by 10.0% or 19,800 lives. Sequentially, Medicare membership grew by 1.5% or 800 lives for the third quarter of 2004. For the nine months ended September 30, 2004, Medicare membership grew by 3.5% or 1,800 lives. Approximately 97% of the Company's Medicare members are enrolled in the Social HMO program, which provides higher federal reimbursement. In 2004, this program is subject to only a 10% risk modifier, but will be subject to a 30% risk modifier in 2005. The Social HMO program is set to expire at the end of 2007 at which time the Company will transition to the Medicare Advantage Program beginning in 2008.

"All indications are that 2004 is turning into another very successful year for Sierra," said Anthony M. Marlon, M.D., chairman and chief executive officer. "Our disciplined pricing, attractive product line and broad provider networks continue their popularity with individuals and companies of all sizes in Las Vegas. With the area's unprecedented growth continuing unabated, we are optimistic that we will expand on this success as we head into 2005."

Sierra Health Services, Inc., based in Las Vegas, is a diversified health care services company that operates health maintenance organizations, indemnity insurers, preferred provider organizations and multi-specialty medical groups. Sierra's subsidiaries serve over 550,000 people through health benefit plans for employers, government programs and individuals. For more information, visit the company's website at www.sierrahealth.com.

Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment, renewals and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare reserves; 6) the ultimate costs associated with the phase-out of the TRICARE contract and; 7) the amount of actual proceeds to be realized from the note receivable related to the sale of the workers' compensation insurance operation. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Sierra will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sierra or its business or operations. Sierra assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES EARNINGS REPORT (Unaudited)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
	(In thousands, except per share data)			
Medical Premiums	$ 288,485	$242,875	$ 834,584	$ 717,097
Military Contract Revenues	85,983	132,788	354,312	352,632
Professional Fees	8,705	8,984	26,268	27,403
Investment and Other Revenues	10,107	4,590	27,545	14,580
Total Revenues	393,280	389,237	1,242,709	1,111,712
Medical Expenses	224,219	191,248	650,705	572,009
Medical Care Ratio	75.4%	75.9%	75.6%	76.8%
(Medical Expenses/Premiums and Professional Fees)				
Military Contract Expenses	75,830	128,966	313,047	344,109
General and Administrative Expenses	44,496	33,845	126,895	101,845
Operating Income from Continuing Operations	48,735	35,178	152,062	93,749
Interest Expense	(1,221)	(1,295)	(3,561)	(4,445)
Other Income (Expense), Net	(49)	100	114	(243)
Income from Continuing Operations Before Income Taxes	47,465	33,983	148,615	89,061
Provision for Income Taxes	(16,738)	(11,806)	(53,352)	(30,946)
Income from Continuing Operations	30,727	22,177	95,263	58,115
Income (Loss) from Discontinued Operations	-	30	(486)	(621)
Net Income	$ 30,727	$ 22,207	$ 94,777	$ 57,494
Earnings per Common Share:				
Income from Continuing Operations	$1.16	$.78	$3.56	$2.05
Loss from Discontinued Operations	-	-	(.02)	(.02)
Net Income	$1.16	$.78	$3.54	$2.03
Earnings per Common Share Assuming Dilution:				
Income from Continuing Operations	$.90	$.72	$2.75	$1.90
Loss from Discontinued Operations	-	-	(.01)	(.02)
Net Income	$.90	$.72	$2.74	$1.88
Weighted Average Common Shares Outstanding	26,498	28,423	26,767	28,265
Weighted Average Common Shares Outstanding Assuming Dilution	34,454	30,897	35,032	30,561

PERIOD END MEMBERSHIP

	At September 30,	
	2004	2003
HMO		
Commercial	222,200	199,400
Medicare	53,000	50,400
Medicaid	49,100	38,800
Managed Indemnity	25,600	23,700
Medicare Supplement	16,600	17,900
Administrative Services	186,600	191,800
Subtotal	553,100	522,000
TRICARE Eligibles	-	704,300
Total Members	553,100	1,226,300

####

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 194,061	$ 118,473
Investments	111,735	197,573
Accounts Receivable	13,671	12,080
Military Accounts Receivable	36,293	47,389
Current Portion of Deferred Tax Asset	22,589	33,708
Prepaid Expenses and Other Current Assets	44,088	37,478
Assets of Discontinued Operations	4,124	533,756
Total Current Assets	426,561	980,457
PROPERTY AND EQUIPMENT, NET	69,432	63,109
RESTRICTED CASH AND INVESTMENTS	20,616	17,646
GOODWILL	14,782	14,782
DEFERRED TAX ASSET (Less Current Portion)	12,617	11,501
NOTE RECEIVABLE	62,000	-
OTHER ASSETS	70,624	46,626
TOTAL ASSETS	$ 676,632	$1,134,121
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accrued Liabilities	$ 76,629	$ 56,327
Trade Accounts Payable	18,289	37,787
Accrued Payroll and Taxes	31,492	15,879
Medical Claims Payable	115,622	103,749
Unearned Premium Revenue	17,502	45,888
Military Health Care Payable	39,131	76,605
Current Portion of Long-Term Debt	78	163
Liabilities of Discontinued Operations	759	472,407
Total Current Liabilities	299,502	808,805
LONG-TERM DEBT (Less Current Portion)	125,352	116,645
OTHER LIABILITIES	69,060	57,907
TOTAL LIABILITIES	493,914	983,357
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common Stock	176	166
Treasury Stock	(217,122)	(112,737)
Additional Paid-in Capital	276,299	227,417
Deferred Compensation	(2,233)	(22)
Accumulated Other Comprehensive Loss	(112)	(479)
Retained Earnings	125,710	36,419
TOTAL STOCKHOLDERS' EQUITY	182,718	150,764
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 676,632	$1,134,121

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30,	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income..	$ 94,777	$ 57,494
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Loss from Discontinued Operations	486	621
Depreciation	12,372	11,750
Other Adjustments..	5,549	3,255
Unearned Premium Revenue...	(28,386)	(28,286)
Changes in Other Assets and Liabilities	11,992	23,202
Net Cash Provided by Operating Activities		
of Continuing Operations	96,790	68,036
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital Expenditures, Net of Dispositions................................	(16,766)	(13,728)
Change in Investments	74,805	43,606
Net Cash Provided by Investing Activities		
of Continuing Operations	58,039	29,878
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on Debt and Capital Leases	(1,544)	(60,496)
Proceeds from Other Long-Term Debt.....................................	10,000	1,327
Purchase of Treasury Stock..	(112,277)	(52,765)
Exercise of Stock in Connection with Stock Plans	22,686	12,639
Proceeds from Senior Convertible Debentures	-	115,000
Debt Issue Costs..	-	(5,834)
Net Cash (Used for) Provided by Financing Activities		
of Continuing Operations	(81,135)	9,871
NET CASH PROVIDED BY (USED FOR) DISCONTINUED OPERATIONS	1,894	(25,013)
NET INCREASE IN CASH AND CASH EQUIVALENTS...	75,588	82,772
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	118,473	45,778
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 194,061	$128,550

Reconciliation of Non-GAAP Financial Measures

In this press release, the Company presented "cash flow from continuing operations adjusted for the timing of payments from the Centers for Medicare and Medicaid Services (CMS)". This is a non-GAAP financial measure. The Company received eight monthly payments from CMS in the first nine months of 2004 and 2003 as the January CMS payments were received at the end of December. The Company believes that reflecting nine monthly CMS payments provides a more useful measure of cash provided by operations during the nine month period. The following is a reconciliation to the most directly comparable GAAP financial measure:

	Nine Months Ended September 30,	
	2004	2003
GAAP Net Cash Provided by Operating Activities		
of Continuing Operations	$ 96,790	$68,036
Add: January CMS payment received in December........................	32,924	29,883
Cash flow from continuing operations adjusted for		
the timing of payments from CMS	$129,714	$97,919